UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 1)
APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Trenwick America LLC
(Name of Applicant)
One Canterbury Green
Stamford, Connecticut 06901
(Address of Principal Executive Offices)
Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
Senior Subordinated Secured Notes due 2012	$79,100,000.00
Junior Subordinated Secured Notes due 2013	$103,100,000.00

Approximate date of proposed offering:
As soon as practicable

Joann McNiff
Chairman of the Board, President and Chief Executive Officer
One Canterbury Green
Stamford, Connecticut 06901
(Name and Address of Agent for Service)
With a copy to:
Andrea M. Teichman
Day, Berry & Howard LLP
One International Place
Boston, MA 02110

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3/A
(Amendment No. 1)
Explanatory Note.
     This Amendment No. 1 to Form T-3 is being filed for the purposes of (i) amending Item 4; and (ii) amending Item 7 to reflect an increase in the amount of Senior Subordinated Notes and Junior Subordinated Notes authorized and a decrease in the amount of Senior Subordinated Notes and Junior Subordinated Notes outstanding as of the date the Senior Notes and Junior Notes are issued, and to correct the amount of Limited Liability Company interests outstanding as of the date the Senior Notes and Junior Notes are issued.
MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
     The following table sets forth the names of those persons who are the executive officers of the Applicant and members of the Applicant’s Board of Managers. The address for each member of the Board of Managers and officer listed below is c/o Trenwick America LLC, One Canterbury Green, Stamford, Connecticut 06901.

Name	Office
Joann McNiff	Chairman of the Board, President and Chief Executive Officer
Kurt J. Rechner	Secretary and Treasurer
Bruce Waterfall	Member of Board of Directors
Thomas B. Pickens, III	Member of Board of Directors
Kurt J. Rechner	Member of Board of Directors
Morris D. Weiss	Member of Board of Directors
Joann McNiff	Member of Board of Directors
Stuart B. Ross	Member of Board of Directors
John J. Dwyer	Member of Board of Directors
Stephen L. Kibblehouse	Member of Board of Directors
Victor H. Palmieri	Member of Board of Directors
CAPITAL SECURITIES
ITEM 7. CAPITALIZATION.
     (a)(1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of March 22, 2006.

Title of Equity Securities	Amount Authorized	Amount Outstanding
Limited Liability Company Interests	1,400,000	0
     (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and expected to be outstanding, assuming the conversion of the Term B Loan, as of the date the Senior Notes and Junior Notes are issued.

Title of Class	Amount Authorized	Amount Outstanding
Limited Liability Company Interests	1,400,000	1,242,030
Senior Subordinated Secured Notes due 2012	$79,100,000.00	$77,977,510
Junior Subordinated Secured Notes dues 2013	$103,100,000.00	$103,005,649
     (b) Each outstanding limited liability company interest in the Applicant will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of the Applicant’s limited liability company interests.
Contents of Application for Qualification. This Application for Qualification comprises—
(a)	Pages numbered 1 to 6, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified: See Exhibit 25.1

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:
Exhibit T3A-1 Certificate of Formation of the Applicant.*
Exhibit T3A-2 Limited Liability Company Agreement of the Applicant *
Exhibit T3C-1 Form of Senior Notes Indenture between Applicant and the Trustee. *
Exhibit T3C-2 Form of Junior Notes Indenture between Applicant and the Trustee. *
Exhibit T3C-3 Form of Security & Intercreditor Agreement.*
Exhibit T3D Not Applicable.
Exhibit T3E-1 Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).
Exhibit T3E-2 Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).
Exhibit T3E-3 Order Confirming Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, as Modified, attaching the Second Amended Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated October 27, 2004 as an exhibit thereto.*
Exhibit T3E-4 Notice of Occurrence of Effective Date and Deadline for the Filing of Claims for Administrative Expenses dated August 22, 2005.*
Exhibit T3F Cross reference sheet showing the location in the Senior Notes Indenture and the Junior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibits T3C-1 and T3C-2).
Exhibit 25.1 Statement of eligibility and qualification of the Trustee on Form T-1.*
Exhibit 25.2 Statement of eligibility and qualification of the Trustee on Form T-1/A.
* Previously filed.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Trenwick America LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York on the 24 day of March, 2006.

TRENWICK AMERICA LLC

		By:	/s/ Joann McNiff

		Name: Title:	Joann McNiff Chairman of the Board, President and Chief Executive Officer

Attest:	/s/ Andrea M. Teichman

Name:	Andrea M. Teichman

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1	Certificate of Formation of the Applicant.*

Exhibit T3A-2	Limited Liability Company Agreement of the Applicant.*

Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee. *

Exhibit T3C-2	Form of Junior Notes Indenture between Applicant and the Trustee.*

Exhibit T3C-3	Form of Security & Intercreditor Agreement.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).

Exhibit T3E-2	Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).

Exhibit T3E-3	Order Confirming Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, as Modified, attaching the Second Amended Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated October 27, 2004 as an exhibit thereto.*

Exhibit T3E-4	Notice of Occurrence of Effective Date and Deadline for the Filing of Claims for Administrative Expenses dated August 22, 2005.*

Exhibit T3F	Cross reference sheet showing the location in the Senior Notes Indenture and the Junior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibits T3C-1 and T3 C-2).

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

Exhibit 25.2	Statement of eligibility and qualification of the Trustee on Form T-1/A.
* Previously filed.